PANASONIC CORPORATION

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

December 13, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Withdrawal of Registration Statement on Form F-4 (333-169704)

Pursuant to Rule 477 under the Securities Act of 1933, Panasonic Corporation (the “Registrant”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form F-4 (File No. 333-169704), together with all exhibits thereto, initially filed with the Securities and Exchange Commission on October 1, 2010 (the “Registration Statement”). The Registration Statement has not been declared effective, and none of the Registrant’s securities have been sold pursuant to the Registration Statement.

At the Staff’s request, the Registrant is withdrawing the Registration Statement due to a technical error that resulted in Panasonic Electric Works Co., Ltd. appearing as a co-registrant on the EDGAR system. The Registrant is submitting a new registration statement on Form F-4 today with the Registrant as sole filer.

Sincerely,

/s/ HIDEAKI KAWAI
Hideaki Kawai
Executive Officer (General Manager, Corporate Finance & IR Group)
Panasonic Corporation